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September 24, 2025

Via EDGAR Transmission

Division of Corporation Finance
Office of Technology
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention: Robert Littlepage

Re:	monday.com Ltd.
Form 20-F for the Year Ended December 31, 2024
File No. 001-40461

Dear Mr. Littlepage:

On behalf of our client, monday.com Ltd. (the “Company”), this letter confirms my telephone conversation with you on September 24, 2025 regarding the Company’s request for an extension of time to respond to the comment letter dated September 11, 2025 from the Staff of the Division of Corporation Finance, Office of Technology.

As discussed, the Company requires additional time to prepare its response and currently expects to respond on or about October 9, 2025.

Please contact me at (202) 637-2324 if you have any questions regarding this matter.

Sincerely,

/s/ Jonathan A. Drory

Jonathan A. Drory
of LATHAM & WATKINS LLP

cc:	Lisa Etheredge, Securities and Exchange Commission Eliran Glazer, monday.com Ltd.